April 12, 2024

Jessica Dickerson, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sibannac, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed February 2, 2024 File No. 024-12159

Dear Ms. Dickerson:

We are in receipt of your letter dated February 29, 2024, setting forth certain comments to the Offering Statement on Form 1-A which was filed on February 2, 2024, by Sibannac, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-qualification Amendment No. 1 to Offering Statement on Form 1-A, filed February 2, 2024 Cover Page

1.	We note your statement that the offering will terminate on the earlier of the date on which the maximum offering amount is sold or when you elect to terminate the offering for any reason. Please revise your disclosure to clarify that the offering will terminate no later than the third anniversary of the initial qualification date of the original offering statement, identifying that date. Refer to Rule 251(d)(3)(F) of Regulation A. Please make similar revisions to the same disclosure on page 24. Additionally, please further revise the cover page to:

•	identify which disclosure format is being followed. Refer to Part II(a)(1) of Form 1-A; and
•	include a cross reference to “Description of Securities.” Refer to Part II, Item 1(d) of Form 1-A.

Response: The Company has made the requested revisions.

Summary

Company Information, page 2

2.	We note your disclosure on pages 3 and 33 that James Staudohar resigned from all positions with the Company on July 15, 2022. Please clarify whether this includes his position as a director with the Company and revise your disclosures throughout the offering statement as appropriate. In this regard, we note James Staudohar’s signature as a director on the signature page of the offering statement, as well as your disclosure on page 51 that you have three directors. However, this statement on pages 3 and 33 and other disclosures throughout the offering statement indicate that David Mersky and Booker Evans, Jr. are your only two directors.

Response: The Company has updated and clarified that there are only two directors and that Mr. Staudohar is a Former Director.

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3.	We note your disclosure on pages 3 and 33 that you agreed to issue 50,000,000 warrants to NOHO shareholders of record as of July 29, 2022 and that the warrants are redeemable no later than one year after the registration statement to be filed by the buyer becomes effective. Please revise your disclosure to:

•	clarify whether these warrants have been issued;
•	describe your obligations, if any, to file a registration statement in connection with these warrants and the related transaction with NOHO, Inc.; and
•	describe the material terms of the warrants and the redemption, including whether you are obligated to redeem the warrants.

Please also file the form of warrant as an exhibit to the offering statement. Refer to Part III, Item 17, paragraph 3 of Form 1-A.

Response: As of this Offering the NOHO Warrants have not been issued and there is no obligation of the Company to file a Registration Statement in connection with the NOHO Warrants. As the Company has not issued the NOHO Warrants there is no form of warrant and the material terms of the NOHO Warrants have not been defined. If the Company does not file a Registration Statement then the Company is not obligated to redeem the NOHO Warrants.

4.	We note your disclosure on pages 3 and 33 that, on March 28, 2023, you entered into a share purchase agreement with Immersive Brand Concepts, Inc. pursuant to which you purchased 51% of Immersive’s outstanding shares and that the agreement provides an opportunity for Immersive to earn back up to 21% of the shares you received in the transaction. Please revise your disclosure to further explain the material terms of this agreement and your relationship with Immersive, including to address the items highlighted below.

•	Reconcile your disclosure with the transaction described in the share purchase agreement filed as Exhibit 6.4 to the offering statement. In this regard, the agreement indicates that it was the intention of the parties that, upon closing, Immersive would become your 100% owned subsidiary and that you would assume ownership and title to the assets of Immersive. However, you disclose that you only purchased 51% of Immersive’s outstanding shares.
•	If you did not acquire 100% of Immersive’s outstanding shares, please clarify the number of Immersive’s outstanding preferred shares and the number of Immersive’s outstanding common shares that you acquired. If you acquired preferred shares and common shares, please clarify which shares Immersive has the opportunity to earn back.
•	Disclose the intended spin-out of Immersive shares and clarify who will own the new entity referenced in Section 1.03 of the agreement.
•	Disclose the further earn-back of Immersive shares described in Section 1.05 of the agreement.

In addition, please clarify whether the proposed transaction contemplated by the offering statement violates the terms of the agreement. In this regard, we note that Section 1.05 of the agreement provides that both parties agree that you cannot and will not issue any common stock for one year.

Response: The Company has updated its disclosure to reconcile the disclosure with the transaction. The portion of Section 1.05 that states both parties agree that the Company will not issue any common stock for one year was an error and was meant to state that Immersive will not issue any common stock for one year.

5.	We note your disclosure on pages 3 and 33 that you and two other parties entered into an operating agreement for Curidol Holdings, LLC, which intends to, and is in the process of, developing a multifunctional retail space used as a tea bar/retail shop. We further note related disclosure on pages F-10 and F-26 that you own 40% of Curidol. Please revise your disclosure to identify the other two parties to the operating agreement. Please also file the agreement as an exhibit to the offering statement or otherwise advise. Refer to Part III, Item 17, paragraph 6 of Form 1-A.

Response: The Company has included the other two parties’ names and has filed the agreement as an exhibit.

6.	We note your disclosure in the penultimate paragraph on page 3 that you are committed to bringing your customers the highest-grade products on the market, accompanied by certificates of analysis following testing from independently certified labs. We note similar disclosure on page 34. Please revise your disclosure to clarify what you mean by “highest-grade products,” “certificates of analysis,” and “independently certified labs” and to describe the type of testing that will be done on your products, including whether such testing will be done by you, third parties, or a combination of the two now that you have your own manufacturing facility. In addition, please clarify whether you consider any of your existing products to be of the “highest-grade products” and whether they are accompanied by certificates of analysis from independently certified labs. Please also describe any testing of your existing products and the results of such tests.

Response: The Company has further described the testing of products as requested.

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Risk Factors

Risks Relating to Our Financial Condition

Our management has limited experience operating a public company . . . , page 7

7.	We note your references in this risk factor about being a “public company.” We note similar references throughout the offering statement. For example, on page 9, you disclose that you expect to incur substantial expenses to meet your reporting obligations as a public company and to maintain the proper management and financial controls for your filings required as a public company. It appears that you will not have any continuing reporting obligations following this Tier 1 Regulation A offering and that your references to being a public company with reporting obligations and controls required for public companies are not appropriate. Please revise these references to remove any indication that you are a public company subject to ongoing reporting obligations and public company controls and procedures.

Response: The Company has removed the referenced statements.

Procedures for Subscribing, page 24

8.	In the last paragraph on page 24, you discuss subscription funds being transferred to an escrow account prior to your review and acceptance or rejection of any subscriptions. Given your other disclosures in the offering statement that there will be no escrow account and your disclosure on page 25 that the funds will be deposited into the Company’s bank account upon the approval of any subscription, please revise your disclosure to clarify where subscription funds will be held prior to your review and your acceptance or rejection of the subscriptions.

Response: The Company has removed the reference to using an escrow account.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations for the Next Twelve Months, page 26

9.	We note your disclosure that you believe the proceeds of this offering will satisfy your cash requirements for the next 12 months. Please clarify what percentage of the offering would need to be subscribed for the proceeds to satisfy such cash requirements. Please also describe the level of operations that you will be able to perform with your existing capital resources and liquidity.

Response: The Company has updated the disclosure to describe the minimum percentage and what the operations would look like at that level of fundraising.

Business, page 34

10.	Please revise your disclosures as appropriate to clarify the current state of your business and operations. In this regard, we note your disclosures on page 34 and elsewhere in the offering statement that you are in the business of developing, producing, marketing, and selling nutraceutical products, functional drink products, white label products, and end consumer products. We further note your disclosures that you sell your products to numerous consumer markets and that your products are recommended by physicians, therapists, chiropractors, and veterinarians and distributed by many of their offices. However, you appear to have minimal sales revenues, making it unclear whether you are currently producing, marketing, and selling one, more, or all of the products described in the offering statement. It is also unclear whether you are currently engaged, or plan to engage, in any research and development efforts.

Response: The Company updated its business and operations disclosures. The Company has also added that it only currently sells CBD Topical products, and is now focused on the functional drink, Kratom and Kava markets. As well as restating that through its history it has sold to numerous consumers markets.

11.	Please revise your offering statement as appropriate to ensure that the description of your business includes a description of the business done and intended to be done by you and your subsidiaries. In this regard:

•	We note from your August 22, 2023 press release that your subsidiary, Immersive Brand Concepts, Inc., will be offering a white label contract and manufacturing service for select clientele and that it has a manufacturing plant in Oklahoma. However, the offering statement does not discuss Immersive's products and services or otherwise attribute any of the existing discussion about products and services to Immersive's business, nor does it include any discussion about the manufacturing plant in Oklahoma City.
•	We note from your February 7, 2024 press release that you have launched a new division, “The Campus Community, for the purpose of identifying revenue generating candidates ready to IPO on NASDAQ”, that you “will act as the parent company and majority stakeholder in each IPO spin off”, and that you “will assist all targets with filing a S-1 Registration to complete an IPO.” However, we do not see any discussion regarding these plans in the offering statement.

Response: The Company has included a discussion on Immersive and its services to the Company as well as included the information on the lease and warehouse in Oklahoma City as requested.

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12.	We note your disclosure on page 34 that you have leased a retail location in Old Town, Scottsdale and that the buildout of the space is currently underway as of the fourth quarter of 2021. Please update this disclosure and clarify whether this retail location is, or is intended to be, the Curidol Holdings, LLC tea bar/retail shop discussed on page 3 and/or page 38.

Response: The Scottsdale space is going to be for the Curidol Holdings, LLC tea bar/retail shop and is named “The Kavern.”

Sibannac, Inc. Products CBD - Cannabidiol, page 35

13.	We note your disclosure in the last sentence of this section that you carry a full line of all- natural, hemp-based CBD solutions, including CBD oils, CBD gummies, CBD pills, CBD creams, and CBD gels for topical options. Please confirm here whether any of your CBD solutions or products are considered food, beverages, or dietary supplements or are otherwise subject to, or potentially in violation of, the Federal Food, Drug, and Cosmetic Act.

Response: The Company has updated its disclosure to state that it currently only markets and produces non-food CBD products.

Marketing

Brand Strategy and Marketing Overview Our Growth Strategy, page 36

14.	We note your growth strategy outlined on page 36. Given your disclosures that you will require additional capital to implement your business plan, please disclose the order of precedence, if any, in which you plan to pursue these growth strategies. Please also disclose the timeline and anticipated costs for pursuing each strategy, as well as whether you intend to suspend any of your operations while you pursue a particular strategy. In this regard, we note your disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that 2023 revenues declined due to your “focus on developing your Kratom operation and first retail location at the short-term cost of revenues from contract manufacturing.”

Response: The Company has responded on its growth strategy and means of implementing the specific strategies.

Functional Drink Regulations, page 43

15.	We note your disclosure in the first paragraph that you believe you are in compliance, in all material respects, with existing legislation and that, prior to the operation of your facility, you will have all the required licenses to operate. Please provide similar disclosures, to the extent true, regarding your CBD products.

Response: The Company has added the language as requested to the disclosures on CBD Regulations and that the Company believes that it is in compliance with existing regulations.

Management, page 45

16.	Please disclose when Eric Stoll and Booker T. Evans, Jr. began serving as your Chief Marketing Officer and director, respectively. In addition, given your disclosure that your Chief Executive Officer is your only full-time employee, please describe the arrangement pursuant to which you engage Eric Stoll as your Chief Marketing Officer.

Response: The Company has disclosed the dates of appointment for the two individuals. Currently, Mr. Stoll is not compensated for his time spent on the Company.

Principal Stockholders, page 52

17.	Please confirm whether all of David Mersky’s shares are included in the table. In this regard, we note the table shows that David Mersky owns Series A Preferred Stock only. However, we note disclosure on pages F-14 and F-30 that you issued 31,666,667 shares of common stock to David Mersky on April 1, 2022 in exchange for the cancellation of $475,000 in accrued compensation.

Response: The Company has reviewed and included any and all shares that Mr. Mersky owns in the table.

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18.	Please disclose the name of the natural person or persons who have voting and dispositive power over the shares held by MDHC Johnson Family Partnership and Rubicon Peak Capital, LLC.

Response: The Company has updated to include the persons with dispositive voting power over the two mentioned companies.

Description of Securities

The Company's Authorized Stock Common Stock, page 53

19.	We note your disclosure that, under your bylaws, stockholders may use cumulative voting when electing directors. This statement is inconsistent with Article VIII of your articles of incorporation, filed as Exhibit 2.1 to the offering statement, which prohibits cumulative voting. Please revise your disclosure as appropriate.

Response: The Company has updated this disclosure to reflect that stockholders may not use cumulative voting.

Balance Sheet as of August 31, 2023, page F-17

20.	Please revise to include a balance sheet as of the two most recently completed fiscal year ends. Refer to Part F/S(b)(3)(A) of Form 1-A.

Response: The Company has updated the balance sheet as requested.

Exhibits

21.	We note that the legal opinion filed as Exhibit 12.1 expresses an opinion regarding the shares of common stock covered by the offering statement but that it does not express an opinion regarding the warrants or the units covered by the offering statement. Please file a legal opinion that also opines as to whether the warrants are binding obligations of the Company under the law of the jurisdiction governing the warrants and as to whether the units are binding obligations of the Company. Refer to Section II.B.1.f and Section II.B.1.h of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: The Legal Opinion has been revised as requested.

General

22.	Please provide an analysis of why the Company does not meet the definition of investment company, particularly under sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940. We note that you have launched a new division to identify and invest in revenue generating companies ready to IPO on NASDAQ.

Response: Section 3(a)(1)(A) Analysis:

The Company is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged and will remain in a business other than that of investing, reinvesting, or trading in securities.

Section 3(a)(1)(A) of the Investment Company Act defines “investment company” as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”

In determining whether an issuer is “primarily engaged” in the investment company business for purposes of Section 3(a)(1)(A), the courts, the Securities and Exchange Commission (“SEC”) and the SEC Staff have considered the following five factors: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. See In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084 (July 22, 1947) (“Tonopah”). Historically, the courts, the SEC and the SEC staff emphasized the last two of these factors (e.g., the nature of an issuer’s assets and the sources of its income). However, in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) (“National Presto”), the United States Court of Appeals for the Seventh Circuit held that “what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” Therefore, based on National Presto, it now appears that the first three Tonopah factors are of equal or greater importance than the last two factors.

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The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company and its potential to create majority owned subsidiaries that will focus on specific non-investment businesses, will not fall within the definition of an investment company under Section 3(a)(1)(A). Each of the factors is addressed below:

The Company

The Company believes that it is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it is primarily engaged in a business other than that of investing, reinvesting, or trading in securities.  Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A) largely is a factual question that depends upon the actual business activities of the issuer. The primary test to determine whether a company is an investment company under Section 3(a)(1)(A) is a five-factor analysis first promulgated by the Commission in its decision in Tonopah Mining Co. (the “Tonopah Factors”), with an emphasis on how a reasonable investor would view the company when considering the totality of such factors.  The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company will not fall within the definition of an investment company under Section 3(a)(1)(A).

1.      Historical Development

The Company opened its current operations in May 2019, in Scottsdale, Arizona, as a developer, manufacturer and seller of premium Cannabidiol (CBD) products. Sibannac is committed to bringing its past and future customers CBD, NOHO Aftershot, Kratom and Kava products either currently on the market, or soon to be on the market, such as Cherryology. Sibannac strives to fuse science and nature by providing the maximum quality and purest products to improve the health and overall well-being of each of its individual customers and their pets. In the Future the Company may incorporate majority owned subsidiaries, or brands (such as NOHO, or Cherryology) to help further its business or by acquiring corporately aligned assets and actively engaging their growth. This is further presented in the Company’s business section of its Form 1A Offering Circular, the Company’s operating history shows that it is not now or in the future going to be in the business of investing, reinvesting, owning, holding, or trading in securities.

2.      Public Representations of Policy.

Sibannac has been consistent in its press releases, marketing materials, and website that it is engaged in the business of infrastructure development, consulting, and acquisitions within the Functional Drink and CBD related industries. As a public company, Sibannac.’s offering documents emphasize its operations, current and future products and do not emphasize either its investment income or the possibility of significant appreciation from cash management investment strategies as a material factor in its business or future growth. Sibannac, may in the future through active management of majority owned subsidiaries expand its business, but will not be in the investment business. As such, Sibannac does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities; nor is Sibannac or its brands generally perceived to be associated with the activities of an investment company within the meaning of the Act.

3.       Sibannac’s Officers and Directors.

The biographies of the Company’s officers and directors is set forth in the “Management” section of the Offering Circular. Starting with the appointment of Mr. Mersky in 2017 and Mr. Stoll in 2021 are key executive officers of the Company who have primarily been involved in the business operations of this Company and its infrastructure development and consulting to the CBD and Functional Drink industries. Mr. Mersky and Mr. Stoll have many years of experience operating in these sectors.

None of Sibannac’s executive officers spend any considerable time monitoring or managing short-term investment securities.

4.      Nature of Assets.

Sibannac’s unconsolidated balance sheet shows fixed and current assets consistent with an early-stage development company with a long stage of development prior to commercialization. As of August 31, 2023, Sibannac had approximately $7 in cash and cash equivalents, $36,246 in Inventory, $28,000 in investments that could be construed as securities, $768,760 are wholly owned subsidiaries of the Company that are being actively managed and are a part of the Company’s business plan, $330,210 in website costs and $6,115 equipment.

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Now that Sibannac may potentially expand through adding majority owned and actively managed subsidiaries; wherein, securities were contemplated, these assets will further support and develop Sibannac’s focus and will not be passive investments. Sibannac, does not plan to invest in equity in other companies. If it does so, Sibannac anticipates that, as is currently the case, in the future its investments in “investment securities” will be no more than 10% - 35% of Sibannac’s total assets on an unconsolidated basis.

5.      Sources of Income and Revenue.

Since its inception, Sibannac has carried net operating losses. This is not uncommon for early stage companies. Because Sibannac is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenues provides a more accurate reveal of its operating company status. And although different from income, the SEC has previously recognized revenues, rather than income, as a useful measure of an issuer’s investment company under Section 3(b)(2).

Sibannac generated all of its revenue for the years ended August 31, 2023 and 2022, from the sale of functional drink and cbd products. Sibannac may not generate significant revenues for the foreseeable future. As noted, Sibannac is not yet earning positive income, and clearly has never had any investment income; which as such has no factor in the overall revenues of the Company.  Indeed, there has been no investment income during the last three years.

If net investment income were compared to the Company’s total revenues it would account for 0% in 2023 and 0% of the total revenue figures for 2022. Sibannac recorded no cost of asset management and related services for any of the last three years.

As these numbers demonstrate, the entirety of Sibannac’s revenue is generated by operation of the Sibannac business and serves to clearly illustrate Sibannac’s character as an operating company.

The above five-factor analysis demonstrates that Sibannac is primarily engaged in a non-investment company business.

Section 3(a)(1)(C) Analysis:

Sibannac is not an investment company under section 3(a)(1)(c) because it may potentially hold securities issued by a majority-owned subsidiary and is engaged in business other than investing, reinvesting, owning, holding or trading in securities.

Sibannac respectfully advises the Staff that it is not an investment company as defined under Section 3(a)(1)(C) of the Investment Act of 1940, as amended, (“The Investment Company Act”). Rather, Sibannac is an operating company.

Section 3(a)(1)(C) of the “Investment Company Act”) defines an investment company as “any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.”

An “investment security” is defined in Section 3(a)(2) of the Investment Company Act as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.”

Section 2(a)(24) of the Investment Company Act defines “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person.

A “voting security” is defined in Section 2(a)(42) of the Investment Company Act as any security “presently” entitling the owner or holder thereof to vote for the election of directors of a company.

A “director” is defined in Section 2(a)(12) of the Investment Company Act as a director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated.

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Notwithstanding the foregoing, Rule 3a-1 under the Investment Company Act provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if no more than 45% of the value of the issuer's total assets (exclusive of Government securities and cash items) consists of securities (the “45% Asset Test”). In addition, no more than 45% of the issuer’s net income after taxes for the last four fiscal quarters combined may be derived from securities (the “45% Income Test”). As relevant here, “securities” include all securities other than those issued by majority-owned subsidiaries of the issuer which are not investment companies and are not relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the 1940 Act.

Sibannac believes it is not and will not be an investment company under the Investment Company Act because its plan of operations and potential expansion falls into two Rule 3a-1(a)(3) exceptions. Sibannac may potentially expand through the use of “majority-owned subsidiar[ies]” (as such term is defined in the Investment Act), is and holds itself out as being engaged primarily, and proposes to engage primarily in the business of owning and operating Sibannac, its functional drink and cbd product business, and not in the business of investing, reinvesting, or trading securities. Furthermore, Sibannac intends, if it does expand through the use of majority owned subsidiaries, to actively manage and monitor those majority owned subsidiaries as well as its assets and will not be an “investment company,” as that term is defined in Section 39(a)(1)(C) of the Investment Company Act, so long as Sibannac is able to manage is business in the way it intends.

Sibannac Is Not An Investment Company Because It Falls Into Two Exceptions Under the 3a-1 Rule.

The Commission’s Rule 3a-1 relaxes the Investment Company Act’s Section 3(a)(1)(C). 17 C.F.R. § 270.3a-1(a). As relevant to this matter, the rule states as follows:

Notwithstanding section 3(a)(1)(C) of the Act (15 U.S.C. 80a–3(a)(1)(c)), an issuer will be deemed not to be an investment company under the Act; Provided, That:

No more than 45 percent of the value (as defined in section 2(a)(41) of the Act) of such issuer's total assets (exclusive of Government securities and cash items) consists of, and no more than 45 percent of such issuer's net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

1)	Government securities;

2)	Securities issued by employees' securities companies;

3)	Securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies; and

4)	Securities issued by companies:

i.	Which are controlled primarily by such issuer;

ii.	Through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

iii.	Which are not investment companies;

As detailed below, Sibannac is not an investment company because even though 45 percent of its assets and income are or could potentially be derived from securities, at some point in the future, these securities will be (1) issued by a majority owned subsidiary that will be an operating company engaged in a business other than investing and is not an investment company.

Sibannac is NOT an investment company because the securities it potentially owns would be derived from its majority ownership of these actively controlled subsidiaries.

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Sibannac is not covered by the 45 % Asset or Income test. Under the 45% Test, a company is an investment company if 45 % of its total assets and 45% of its net income after taxes are derived from securities, except those excluded. See Rule 3a-1, supra. Nonetheless, a business – though 45% of its assets and net income are derived from securities - can be excluded from being defined as an investment company if the securities that make up its assets and net income are “[s]ecurities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in section 3(b)(3) or (c)(1) of the Act) which are not investment companies.” Id at §270.3a-1(a)(3).

The Investment Company Act defines as “[m]ajority-owned subsidiary” of a person means a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.” 15 U.S.C. § 80a-2(24). Voting securities are any security presently entitling the owner or holder thereof to vote for the election of directors of a company. A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast. The vote of a majority of the outstanding voting securities of a company means the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less.

Sibannac only plans on creating subsidiaries where it is a majority owner as well as the active manager of an operating business and as such Sibannac is not an investment company because it would primarily control any of the potential subsidiaries which would be engaged in business other than investing, reinvesting, owning, holding or trading in securities.

Sibannac is also not an investment company because it would only hold securities in a business that engages in business other than investing. In addition to the exception mentioned above, Rule 3a-1 excludes businesses from the definition of an investment company – though 45 % of its assets and net incomes are derived from securities – if the securities the business owns are issued by companies (i) which are controlled primarily by such issuer; (ii) through which such issuer engages in business other than that of investing, reinvesting, owning, holding, or trading in securities; and (iii) which are not investment companies. See Rule 3a-1(a)(4), supra.

As detailed above, our potential subsidiaries would be majority owned subsidiaries of Sibannac. Sibannac would have voting power over its potential majority owned subsidiaries through director elections and would control the day-to-day operations of those potential subsidiaries. Sibannac’s Board of Directors would oversee the potential subsidiaries operations and be actively involved.

The potential majority owned subsidiaries would not engage in investing, reinvesting, owning, holding or, trading in securities. Rather, the potential majority owned subsidiaries would have specific operations that furthered Sibannac’s business.

As described above Sibannac is not an investment company because (1) the Company would control any potential subsidiary; (2) the potential subsidiaries would be engaged in active business operations, not investing; and (3) those potential subsidiaries would not be investment companies.

Lastly, in response to the Staff’s comment, the Company has updated its risk factor disclosures to include reference to risks associated with the Company being deemed an “investment company.”

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (480) 407-6445. Thank you for your attention to this matter.

Sincerely,

/s/ David Mersky

CEO and Director

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